Filed by JBS N.V.

CIK No. 0001791942

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: JBS S.A.

Registration Statement File Number: 333-155412

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY THE JBS GROUP RELATING TO ITS PROPOSED CORPORATE

RESTRUCTURING AND DUAL LISTING.

Important Notices and Additional Information

This communication is being made in respect of the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS N.V. (formerly JBS B.V.) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). The Form F-4 has been declared effective by the SEC. Additionally, JBS N.V. may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department by email at ri@jbs.com.br, telephone at +55 (11) 3144-4146 or mail at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd floor, São Paulo - SP, 05118-100, Brazil.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This document contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are “forward-looking statements.” The forward-looking statements contained in this document may include statements about the expected effects on the JBS Group in connection with the Proposed Transaction, the anticipated timing and benefits of the Proposed Transaction, and the JBS Group’s anticipated financial results, and also include all other statements in this document that are not purely historical information. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of the JBS Group and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Proposed Transaction, including risks relating to the completion of the Proposed Transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of the JBS Group’s operations. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the JBS Group’s consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and the JBS Group undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Joint Material Fact (English translation).